Ex.4(d)

                             ALEXANDER HAMILTON LIFE
                          INSURANCE COMPANY OF AMERICA
            [32291 Hamilton Court, Farmington Hills, Michigan 48334]

                        Tax Sheltered Annuity Endorsement
            under Section 403(b) of the Internal Revenue Code of 1986

At the Owner's request, this Endorsement is a part of the Contract to which it is attached by Alexander Hamilton Life Insurance Company of America. The provisions of this Endorsement shall override any other conflicting provisions contained in, or forming part of, the Contract. The attachment of this Endorsement to the contract is intended to meet the form requirements, limitations, and in all other respects, qualify under the provisions of section 403(b) of the Internal Revenue Code of 1986, as amended from time to time by Regulation or Ruling.

The Contract, for as long as this Endorsement remains in effect, is hereby modified as follows:

1.    The Annuitant will at all times be the Owner of this Contract.

2. The Owner's rights under this Contract shall be nonforfeitable and for the exclusive benefit of the Owner and his or her Beneficiaries.

3.    Premiums under this Contract must be paid by an employer described in section 501(c)(3) which is exempt from tax under section 501(a), or an employer who is an educational organization described in Section 170(b)(1)(A)(ii), or an employer which is a State, political subdivision of a State, or an agency or instrumentality of any or more of the foregoing. Premiums paid by the employer may include contributions made pursuant to salary reduction agreements. Premiums may also be paid by the Owner from the proceeds of a transfer from another tax sheltered annuity, policy, contract or custodial agreement qualified under Section 403(b) of the Code.

4. This Contract is not transferable by the Owner, except that this Contract may be transferred to a former spouse of the Owner under a Qualified Domestic Relations Order. In the event of a transfer pursuant to a Qualified Domestic Relations Order, the transferee shall for all purposes be treated as the Owner under this Contract.

      No benefits under this Contract may be sold, assigned, or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose.

5.    Premium payments may not exceed the applicable limits of section 403(b), section 415(c) and section 402(g) of the Code, a determined under the employer's Plan.

6. Should this Policy be issued to the Owner as part of an employer's 403(b) Plan or Program which is subject to the requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), then any distributions from this Policy shall be subject to the applicable requirements of ERISA and the employer's Plan. The Plan Administrator shall certify compliance with those requirements in a form satisfactory to us.


19861
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7.    Distributions attributable to contributions made pursuant to a salary reduction agreement (within the meaning of section 402(g)(3)(C) of the Code) and earnings (credited after December 31, 1988) may not be distributed unless the Owner has satisfied one of the following:
      a.    attained age 59-1/2;
      b.    separated from service;
      c.    died;
      d.    become disabled (within the meaning of Code section 72(m)(7));
      e.    incurred a financial hardship; or
      f. such other conditions have occurred as may be satisfactory under the Regulations. To the extent required by Regulations issued under section 403(b) or other sections of the Code, the Company may require written proof of the events in items (a) through (c) and such proof must be satisfactory under the Regulations.

      The restrictions of this Part of the Endorsement shall only apply with respect to:

      (i) Contributions made after the close of the last year beginning before January 1, 1989 and earnings on those contributions.
      (ii) Earnings on amounts held as of the close of the last year beginning January 1, 1989.

8. Distributions from this Contract shall be made in accordance with the minimum distribution incidental benefit requirement of section 403(b)(10), including Section 1.403(b)-2 of the Proposed Income Tax Regulations, as amended.

      Any method of payment selected on behalf of the Owner must be primarily to distribute benefits to the Owner and not to designated Beneficiaries or others. Accordingly, any method of payment selected for an Owner must be such that: (a) the present value of payments to be made to the Owner under the optional method of payment selected is more than fifty percent (50%) of the present value of the total payments to be made to the Owner and his Beneficiaries; or (b) the payments to the Owner begin as of his or her retirement with a like, or lesser amount, payable to the Owner's spouse if the spouse survives the Owner or with a like, or lesser amount, payable to another for the lifetime of the spouse if the spouse survives the Owner.

9. Distributions from this Contract shall be made in accordance with the minimum distribution requirement of section 403(b)(10) of the Code.

      In accordance with regulations prescribed by the Secretary of the Treasury or his delegate, the entire interest under this Contract will begin to be distributed to the Owner no later than the first day of April following the calendar year in which the Owner attains Age 70-1/2 (required beginning date).

      Payments will be distributed in equal or substantially equal amounts and in annual or more frequent installments over:
      a. The Owner's life or the lives of the Owner and his or her named Beneficiary; or
      b. A period not exceeding the Owner's life expectancy or the joint and last survivor life expectancy of the Owner and his or her named Beneficiary.

      In addition, distributions in the form of annuity payments must be either non-increasing or they may increase only as provided in Q&A F-3 of section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

      Any method of settlement described in the Settlement Options section of the Contract, except for the Interest Only Election, that satisfies these conditions can be selected. Distributions subsequent to the initial distribution must be made prior to December 31 of the calendar year.


19861


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      The amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the Owner's benefit be the lesser of:
      a)    the applicable life expectancy; or
      b) if the Owner's spouse is not the named Beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after the death of the Owner shall be calculated using the applicable life expectancy as the relevant divisor without regard to Proposed Income Tax Regulations section 1.401(a)(9)-2.

      Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the Owner by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the Owner and shall apply to all subsequent years. The life expectancy of a non-spouse Beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which the Owner attains Age 70-1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

      If the amount distributed is less than that required by Internal Revenue Code sections 403(b)(10), an excise tax is imposed on the Owner. The excise tax will be an amount equal to 50% of the excess of the minimum amount required to be distributed during the year, over the amount actually distributed.

      The provisions of this Part of the endorsement shall only apply to benefits accruing after December 31, 1986.

10.   Distributions following the Owner's death shall be made in accordance with section 403(b)(10) of the Code.

      The Death Benefit in all cases will be paid according to the terms of this provision, provided due proof of the Owner's death is received at the Home Office of Alexander Hamilton Life Insurance Company of America. If the Owner dies after distribution of his interest under this Contract has begun, the remaining portion of such interest under this Contract will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.

      If the Owner dies before distribution of his or her interest under this Contract begins, distribution of the Owner's entire interest under this Contract shall be completed by December 31, of the calendar year containing the fifth anniversary of the Owner's death except to the extent that an election is made to receive distributions in accordance with (a) or (b) below:

      a) If a primary Beneficiary is named by the Owner, then the interest under this Contract will begin to be paid in substantially equal installments over the life or over a period certain not greater than the life expectancy of the primary Beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Owner died.


19861


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      b)    If the primary Beneficiary is the Owner's surviving spouse, the date distributions are required to begin in accordance with (a) above shall not be earlier that the later of A) December 31 of the calendar year immediately following the calendar year in which the Owner died or B) December 31 of the calendar year in which the Owner would have attained Age 70-1/2. The surviving spouse may accelerate these payments at any time, such as increasing the frequency or amount of such payments.

      Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated Beneficiary, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this part, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

      Distributions under this part are considered to have begun if distributions are made on account of the Owner reaching his required beginning date or if prior to the required beginning date distributions irrevocably begin to the Owner over a period permitted and in an annuity form acceptable under section 403(b)(10), including section 1.403(b)-2 of the Proposed Income Tax Regulations. If the Owner receives distributions in the form of installment payments prior to the required beginning date and the Owner dies, distributions will not be considered to have begun.

11. Notwithstanding any provisions of this Contract to the contrary, with respect to distributions made after December 31, 1992, the Owner shall be permitted to elect to have any "eligible rollover distribution" transferred directly to an "eligible retirement plan" that the Owner specifies. Policy provisions otherwise applicable to distributions continue to apply to the direct transfer option. The Owner shall, in the time and manner prescribed by the Company, specify the amount to be directly transferred and the "eligible retirement plan" to receive the transfer. Any portion of a distribution which is not transferred shall be distributed to the Owner.

      The term "eligible rollover distribution" means any distribution other than a distribution of substantially equal periodic payments over the life or life expectancy of the Owner (or joint life or joint life expectancies of the Owner and the Owner's designated Beneficiary) or a distribution over a period certain of ten years or more. Amounts required to be distributed under Code section 401(a)(9) are not eligible rollover distributions. The direct transfer option applies only to eligible rollover distributions which would otherwise be includible in gross income if not transferred.

      The term "eligible retirement plan" means an Individual Retirement Account as described in Code section 408(a), an Individual Retirement Annuity as described in Code section 408(a), or a Tax Sheltered Annuity plan or program described under Code section 403(b) which accepts rollovers.

      The direct rollover or transfer option applies to the Owner's surviving spouse after the Owner's death; however, distributions to the surviving spouse may only be transferred to an Individual Retirement Account or Individual Retirement Annuity. For purposes of the direct rollover or transfer option, a spouse or former spouse who is the alternate payee under a Qualified Domestic Relations Order as defined in Code section 414(p) will be treated as the Owner.

      With regard to an eligible rollover distribution, the Company shall provide the Owner within the applicable period a written explanation of the direct rollover option.


19861


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12.   Alexander Hamilton Life Insurance Company of America may, if it becomes necessary under the Internal Revenue Code of 1986, as amended from time to time and including the Regulations thereunder, discontinue acceptance of premiums as of the date specified by Alexander Hamilton Life Insurance Company of America in a written notice to the Owner if the Owner ceases to be employed by an organization exempt from taxation under section 501(c)(3) of the Code or a public school system. However, the contract shall continue in force, subject to such elections as the Owner or Alexander Hamilton Life Insurance Company of America may make to terminate it under its provisions.

13. As a condition to the issuance of this Endorsement to the Contract, the Owner agrees to be solely responsible for complying, in operation, with the provisions and limitations of this Endorsement and the Regulations under section 403(b) of the Code and other appreciable law. The Owner further agrees to provide Alexander Hamilton Life Insurance Company of America with any documentation necessary in order to maintain this Contract's compliance under section 403(b) of the Code.

14.   The Owner may terminate this agreement by surrendering this Contract.

15. This Contract is restricted as required by the Internal Revenue Code of 1986, as amended, including any Regulations or Rulings thereto. the Contract will be considered amended automatically to comply with any changes required to maintain compliance with the Internal Revenue Code or other applicable law. The Owner agrees that he or she will surrender this Contract upon request so that it may be appropriately endorsed or written to conform with the above conditions or any amendments to section 403(b) of the Internal Revenue Code of 1986, as amended. Alexander Hamilton Life Insurance Company of America reserves the right to amend this Endorsement to comply with future changes in the Code and any Regulations or Rulings issued under the provisions of the Code. Alexander Hamilton Life Insurance Company of America shall provide the Owner with a copy of any such amendment.

IN WITNESS WHEREOF, Alexander Hamilton Life Insurance Company of America has caused this Tax Sheltered Annuity Endorsement to be executed as of the Effective Date of the Contract to which it is attached and of which it becomes a part.


      President                                 Secretary


19861


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